

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 7, 2008

VIA U.S. MAIL AND FAX (714) 841-2720

Mr. Wayne D. Cockburn
President and Chief Executive Officer
Impact Medical Solutions, Inc.
17011 Beach Boulevard
Suite 900
Huntington Beach, California 92647

> **Re:** **Impact Medical Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-52117**

Dear Mr. Cockburn:

We have reviewed your response filed July 24, 2008 and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2007

1.   We note that you do not believe that the inadvertent omission of Management's Report on Internal Control in the original filing impacts the effectiveness of the company's controls and procedures. Since it appears management did include a report in their Form 10-KSB for the year ended December 31, 2007, please clarify your response.

Item 8A. Controls and Procedures

Disclosure Controls and Procedures

2.   Please revise your disclosure so that it does not contain language that qualifies management's determinations with regard to the effectiveness of disclosure controls and procedures. For instance, we note that management concluded your disclosure controls and procedures were "sufficiently effective."

3.   Additionally, please explain how you were able to make the conclusion that your disclosure controls and procedures are "sufficiently effective" as of the year ended December 31, 2007 in your Form 10-KSB/A, when previously you concluded your disclosure controls and procedures as of the year ended December 31, 2007 were not effective and there were no changes in your internal controls over financial reporting during the period. Please advise.

4.   Please also revise your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Management's Report on Internal Control Over Financial Reporting

5.   We note your conclusion that the design and operation of our internal controls and procedures are effective as of December 31, 2007. This conclusion does not appear to be consistent with Item 308T of Regulation S-B which states management's assessment should include a statement as to whether or not internal control over financial reporting is effective. Please revise to provide a clear and definitive statement as to effectiveness consistent with Item 308T of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have questions regarding these comments.

Sincerely,

Angela Crane
Accounting Branch Chief